Contact

www.linkedin.com/in/
janinesaunders (LinkedIn)
www.eastperry.com/ (Company)

Top Skills

Digital Media
Social Media
Content Strategy

Languages

Russian

Janine Saunders

Founder of East Perry
Asheville, North Carolina, United States

Summary

Janine Saunders is the founder and CEO of East Perry, a seven-figure natural sheepskin home goods brand she built from the ground up in 2017 and has grown into the category leader for nervous system-focused home wellness. Before East Perry, Janine spent over a decade as a creative producer and experience designer, creating work for global brands including UNICEF, Ogilvy, Tribeca Film Festival, Penguin Books, and the National Film Board of Canada. She also co-founded Connected Sparks, an experience design company developing immersive learning programs for children, and Reboot Stories, a digital narrative studio focused on collective storytelling. At East Perry, Janine leads product development, brand strategy, and vision - building a vertically integrated wellness home brand with a growing hero product portfolio, a children's IP universe in development, and a community of customers who have become some of the brand's most committed long-term advocates. She is based in Asheville, North Carolina, and is a mother of three.

Experience

East Perry
Founder / CEO
January 2017 - Present (9 years 9 months)
Asheville, NC

East Perry is building the category leader for the nervous system home.

A new wave of consumers, led by women 30 to 65, are reengineering their homes the way they reengineered their food and water: removing synthetic inputs, choosing natural materials, and treating their environment as a wellness intervention. East Perry is the brand they trust to do it.

Our products, naturally tanned sheepskin mattress toppers, body pillows, nursery essentials, slippers, rugs, and home goods, are heirloom-grade pieces

engineered to support sleep, regulate the nervous system, and replace the synthetic textiles quietly working against the body. Built without chemicals or dyes. Sourced through long-term partnerships with family-run farms and tanneries. Designed to outlast the trend cycle and pass between generations.

We are building a vertically integrated wellness home brand with a hero product portfolio in sleep, nursery, and home wellness, a children’s IP universe in development, and a community of customers who have become some of our most committed long-term advocates.

Founded by Janine Saunders. Sheepskin, reimagined.

Connected Sparks

Co-Founder

January 2013 - January 2017 (4 years 1 month)

New York City Metropolitan Area

We produce experiences that prepare kids K-5 with the core competencies needed to test their assumptions of the world with confidence and resiliency. Our programming bridges the underserved gap between social-emotional early learning and late elementary STEAM. Using original character worlds like Lyka's Adventure, we create grounded context for prototyping original works. Our experience design and story architecture combined with kid ingenuity are our recipe for story universes that live beyond paper.

We create:

Immersive Storyworlds

Digital and Physical Products

Programs and experiences

Labs for youth

Janine Saunders

Freelance Creative Producer

January 2006 - January 2017 (11 years 1 month)

Clients include:

Hacker's Brew

NFB Interactive

Ogilvy

Douglas Rushkoff

Reboot Stories

Co-Founder
November 2011 - January 2015 (3 years 3 months)
New York City Metropolitan Area

Designing collective narrative experiences with a focus on digital literacy. Through a mix of original projects and work-for- hire, we help stories to become social for a variety of partners and clients.

S2BN Entertainment Corporation
Freelancer
March 2011 - May 2013 (2 years 3 months)
New York

Creative Producer:

Sing Your Song, working with Harry Belafonte

Big Easy Express, working with Mumford & Sons, Edward Sharpe and the Magnetic Zeros, and Old Crow Medicine Show

Workbook Project
Creative Producer
August 2009 - January 2012 (2 years 6 months)
New York

Digital and interactive projects include:

Robot Heart Stories

Pandemic 1.0

Collapsus

RADAR

Inside Design + Inspired by Design

DIY DAYS

Projects for outside agencies including Ogilvy, The Factory and MTV.

Douglas Rushkoff
Producer
May 2007 - August 2009 (2 years 4 months)

WFMU
Producer for Media Squat with Douglas Rushkoff
2009 - 2009 (less than a year)

Education

School of Life